                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 1


                                 RCN CORPORATION
         (Name of Subject Company (issuer) and Filing Person (offeror))


     Options to Purchase Common Stock, as amended, par value $1.00 per share
                         (Title of Class of Securities)


                                     749361
                      (CUSIP Number of Class of Securities)


                               John J. Jones, Esq.
                               105 Carnegie Center
                               Princeton, NJ 08540
                                 (609) 734-3700

(Name, address, and telephone number of person authorized to receive notice and communications on behalf of filing person)

                                    Copy to:
                             Robert A. Friedel, Esq.
                               Pepper Hamilton LLP
                              3000 Two Logan Square
                            Eighteenth & Arch Streets
                             Philadelphia, PA 19102
                                 (215) 981-4773

Calculation of Filing Fee

Transaction Valuation*                                Amount of Filing Fee
----------------------                                --------------------
$7,558,264                                            $1,512**

*Calculated solely for purposes of determining the filing fee. This amount assumes that all outstanding options of the Company, having an aggregate value of $7,558,264 as of September 21, 2001, were exercisable for the maximum number of shares purchasable upon exercise thereof and will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid.

[   ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable
Form or Registration No.:  Not Applicable
Filing Party:  Not Applicable
Date Filed:  Not Applicable

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.
[ X ] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer: [   ]

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 25, 2001, relating to our offer to exchange (1) options that are currently outstanding under the Company's 1997 Equity Incentive Plan (the "Options") and
(2) all outperformance stock options that are currently outstanding under the Company's 1997 Equity Incentive Plan ("OSOs"), to purchase shares of the Company's Common Stock, par value $1.00 per share (the "Common Stock"), for new options to purchase shares of the Common Stock to be granted under the Company's 1997 Equity Incentive Plan (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange (the "Offer" or "Offer to Exchange") dated September 25, 2001.

ITEM 10. Financial Statements

         Item 10 of the Schedule TO is hereby amended and restated as follows:

         (a) Financial Information

         The information set forth in the Supplement to Amendment No. 1 under the paragraph captioned "Financial Information" and the Offer to Exchange under
Section 16 ("Additional Information"), and on pages 31 through 84 of the Company's Annual Report on Forms 10-K for its fiscal year ended December 31, 2000, and pages 3 through 11 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 is incorporated herein by reference.

         (b) Pro Forma Information

         Not applicable.

ITEM 12. Exhibits

Item 12 of the Schedule TO is hereby amended and restated as follows:

                  (a)(1)(A)         Offer to Exchange, dated September 25,
                                    2001*

                  (a)(1)(B)(i)      Form of Election Form for 1997 Equity
                                    Incentive Plan Options (Tier 1 Options)*

                  (a)(1)(B)(ii)     Form of Election Form for 1997 Equity
                                    Incentive Plan Options (Tier 2 Options)*

                  (a)(1)(B)(iii)    Form of Election Form for 1997 Equity
                                    Incentive Plan Options (Tier 1 - Executive
                                    Options)*

                  (a)(1)(B)(iv)     Form of Election Form for 1997 Equity
                                    Incentive Plan Options

                                    (Tier 2 - Executive Options)*

                  (a)(1)(B)(v)      Form of Election Form for 1997 Equity
                                    Incentive Plan Outperformance Stock Options
                                    (Tier 1 - OSO Options)*

                  (a)(1)(B)(vi)     Form of Election Form for 1997 Equity
                                    Incentive Plan Outperformance Stock Options
                                    (Tier 2 - OSO Options)*

                  (a)(1)(C)(i)      Form of Summary of Terms (General
                                    Distribution)*

                  (a)(1)(C)(ii)     Form of Cover Letter to Option Holders
                                    (General Distribution), dated September 25,
                                    2001*

                  (a)(1)(C)(iii)    Form of Cover Letter to Senior Executive
                                    Officers, dated September 25, 2001*

                  (a)(1)(C)(iv)     Form of Cover Letter to Senior Executive
                                    Officers with OSOs dated September 25, 2001*

                  (a)(1)(D) Form of Change in Election Form from Reject to Accept*

                  (a)(1)(E) Form of Change in Election Form from Accept to Reject*

                  (a)(1)(F)         Supplement, dated October 16, 2001, to the
                                    Offer to Exchange, dated September 25, 2001

                  (a)(5)(A) RCN Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as filed with the Securities and Exchange
                                    Commission on April 2, 2001 and incorporated herein by reference.

                  (a)(5)(B)         RCN Corporation Quarterly Report on Form
                                    10-Q for its fiscal quarter ended June 30, 2001, as filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

                  (b)               Not applicable.

                  (d)(1)(A)         RCN's 1997 Equity Incentive Plan Filed as
                                    Exhibit 99.01 to the Company's Form S-8, filed with the Securities and Exchange
                                    Commission on October 17, 1997 and
                                    incorporated herein by reference.

                  (d)(1)(B)(i)      Form of Non-Qualified Stock Option
                                    Agreement*

                  (d)(1)(B)(ii)     Form of Incentive Stock Option Agreement*

                  (d)(1)(B)(iii)    Form of Outperformance Option Agreement*

                  (g)               Not applicable.

------------------
*Previously filed on issuer's Schedule TO on September 25, 2001.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete, and correct.

                                       RCN Corporation

                                       By: /s/ John J. Jones
                                          -------------------------------
                                       Name: John J. Jones
                                       Title:  Executive Vice President



Date: October 16, 2001

EXHIBIT INDEX


Exhibit Number             Description
--------------             -----------
     (a)(1)(F)             Supplement, dated October 16, 2001, to Offer to
                           Exchange, dated September 25, 2001.





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